IAMGOLD REPORTS SECOND QUARTER 2019 RESULTS; EXPECTING
STRONGER SECOND HALF OF THE YEAR AT ESSAKANE AND WESTWOOD

All monetary amounts are expressed in U.S. dollars, unless otherwise indicated.
For more information, refer to the Management Discussion and Analysis (MD&A) and Unaudited Consolidated
Interim Financial Statements for the three months ended June 30, 2019.

Toronto, Ontario, August 7, 2019 - IAMGOLD Corporation (“IAMGOLD” or the “Company”) reported its consolidated financial and operating results for the quarter ended June 30, 2019.

"While our second quarter demonstrated improved performance over the first quarter, our outlook at Essakane and Westwood is stronger for the balance of the year," commented Steve Letwin, President and CEO of IAMGOLD, “As margins improve on higher gold prices and our continued focus on costs, we anticipate higher grades and production at Essakane and increasing production at Westwood, with Sadiola contributing to year-end. Production for the year will be impacted by a temporary suspension of mining activities at Rosebel as we work alongside our local stakeholders to resolve the security issues related to unauthorized mining. As a result of this, combined with lower grades at Rosebel, we have adjusted our production and cost guidance for the year. Additionally, we have reduced capital expenditures for 2019, including deferrals. Our balance sheet remains strong, with $660 million in cash and short-term investments as we continue to build out our self-funding operating model across our sites. Saramacca development remains on track, with initial ounces to the Rosebel mill targeted later this year. And, we continue to see exploration potential across our sites, as highlighted by the drill results from Nelligan, Rouyn, Monster Lake and Gosselin.”

Second Quarter 2019 Highlights

•	Attributable gold production of 198,000 ounces at cost of sales[1] per ounce of $941, total cash costs[2] per ounce produced of $896 and all-in sustaining costs[2] per ounce sold of $1,132.

•	Attributable gold sales of 187,000 ounces, lower than production primarily due to inventory in circuit at Rosebel, at an average realized gold price per ounce of $1,314.

•	Revenues of $246.5 million.

•	Net loss attributable to equity holders of $14.4 million, or $0.03 per share.

•	Adjusted net loss attributable to equity holders[2] of $15.5 million or $0.03 per share[2].

•	Net cash from operating activities of $40.6 million.

•	Net cash from operating activities before changes in working capital[2] of $42.8 million.

•

Cash, cash equivalents, short-term investments, and restricted cash totaled $688.5 million at June 30, 2019. Cash and cash equivalents were $609.7 million, short term investments, primarily in money market funds, were $50.7 million and restricted cash was $28.1 million. Additionally, there was $499.6 million available under our almost undrawn revolving credit facility.

Strategic Developments

Financial

•

On June 27, 2019, we executed a €20.5 million ($23.3 million) loan agreement with Caterpillar Financial Services Corporation ("Equipment Loan") with an interest rate of 5.23% per annum. The Equipment Loan, secured by certain mobile equipment at Essakane, matures on June 27, 2024 and is repayable in quarterly installments starting September 27, 2019.

•

We have lowered our full-year 2019 total attributable gold production guidance to 765,000 to 810,000 ounces primarily due to lower production expected at Rosebel resulting from the temporary suspension of mining activities subsequent to the second quarter 2019 and lower grades realized in the first half of the year. Additionally, we have revised upwards our guidance for cost of sales per ounce sold and total cash cost[2] per ounce produced to the range of $910 to $960 and $860 to $910 per ounce, respectively, due to higher waste volumes being classified as operational waste as opposed to capitalized stripping and lower owner-operator sales volumes relative to the initial guidance. All-in sustaining costs[2] per ounce sold guidance has been revised upwards to the range of $1,090 to $1,130.

•

Capital expenditures guidance for 2019 has been reduced by $80 million to $275 million (±5%) primarily due to timing of spend on the haul road construction and deferral of non-critical infrastructure at Saramacca, and lower capitalized stripping at Rosebel as a result of mine sequencing.

Reserves and Resources

•

On May 30, 2019, we reported initial drilling results from its 2019 delineation diamond drilling program at the Nelligan Project in Quebec. Drilling highlights included: 37.43 metres grading 1.32 g/t Au and 73.0 metres grading 1.09 g/t Au; 16.7 metres grading 4.04 g/t Au and 28.42 metres grading 2.11 g/t Au.

Exploration

•

During the quarter, we reported initial drilling results from our delineation program completed on the Lac Gamble Zone at the Rouyn Gold Project in Quebec. Drilling highlights included: 7.75 metres grading 11.02 g/t Au; 10.6 metres grading 8.21 g/t Au; 29.7 metres grading 8.96 g/t Au, including 11.1 metres grading 17.49 g/t Au (See news releases dated May 23 and June 12, 2019)

Operations and Development

•

Development work on Saramacca continued with the haul road construction progressing, and the commencement of pit clearing, pre-stripping activities and the construction of essential infrastructure during the quarter.

•

The carbon-in-column plant at Rosebel, which became fully operational in the first quarter 2019, produced an additional 2,100 ounces in the second quarter 2019, for total year-to-date recoveries of 4,300 ounces.

•

We continued to advance its application for a mining concession, optimize the design elements of the Boto Gold Project development, maintained stakeholder engagement and completed a condemnation and delineation drilling program to improve the resource model.

•	The oxygen plant at Essakane, designed to improve recoveries by 0.5%, became fully operational, with ongoing optimization.

Subsequent to the Quarter

•

On July 23, 2019, we reported drilling results from its 2019 drilling program completed at the Monster Lake Joint Venture Project in Quebec. Drilling highlights included: 0.8 metres grading 357.0 g/t Au; 0.5 metres grading 133.0 g/t Au.

•

On July 30, 2019, we reported drilling results from the 2019 drilling program completed at the Gosselin Discovery at the Côté Gold Project in Ontario. Drilling highlights included: 342.5 metres grading 0.98 g/t Au; 412.0 metres grading 1.28 g/t Au.

•

On July 31, 2019, we reported additional drilling results from our delineation program completed on the Lac Gamble Zone at the Rouyn Gold Project in Quebec. Drilling highlights included: 9.7 metres grading 6.64 g/t Au; 23.4 metres grading 6.08 g/t Au including 8.1 metres grading 13.25 g/t Au; 10.05 metres grading 6.59 g/t Au.

•

On August 1, 2019, we reported that an incident involving local police and unauthorized artisanal miners within the Rosebel concession had resulted in the death of an unauthorized miner. The incident also resulted in damage to equipment. To ensure the safety and security of the workforce, mining activities have been temporarily suspended while the mill continues to operate.

•

On August 7, 2019, we reported initial drilling results testing the underground mining potential of our Saramacca deposit. Drilling highlights included 21.0 metres grading 6.05 g/t Au including 10.5 metres grading 9.72 g/t Au, 22.7 metres grading 8.54 g/t Au including 9.0 metres grading 15.23 g/t Au, and 24.0 metres grading 9.67 g/t Au including 6.0 metres grading 26.41 g/t Au.

Upcoming Growth Catalysts

•	Development of Saramacca continues, with mining and stockpiling expected to begin in the third quarter 2019 and targeting nominal production from Saramacca in the fourth quarter 2019.

•	At Rosebel, a scoping study is underway to evaluate the underground mining potential of Saramacca, which could result in higher grades and significantly lower waste volumes, thereby reducing costs.

•	We continue to advance exploration activities along the Saramacca-Brokolonko trend in Suriname to confirm the presence of additional zones of mineralization and evaluate the resource potential.

•

The Carbon-In-Leach ("CIL") and Heap Leach feasibility study at Essakane is progressing well and is expected to be completed in the third quarter 2019: the feasibility study is expected to support an investment in a mill de-bottlenecking project, which could increase CIL plant throughput by 6% to 11.7 million tonnes per annum at 100% hard rock, compared to our 2018 hard rock run rate of 11.0 million tonnes per annum.

•	Discussions with the Government of Senegal on obtaining a mining concession for the Boto Gold Project are well advanced, with approval expected in the second half of 2019.

•	Completed the planned diamond drilling program for the Nelligan Project in Quebec, and an initial resource estimate is expected in the second half of 2019.

•	Studying various design approaches to Westwood with a preliminary life of mine plan update expected in the fourth quarter 2019, followed by a NI 43-101 compliant plan in the first half of 2020.

SUMMARY OF FINANCIAL AND OPERATING RESULTS

	Three months		Six months ended
	ended June 30,		June 30,
Financial Results ($ millions, except where noted)	2019	2018	2019	2018
Revenues	$246.5	$277.4	$497.5	$591.9
Cost of sales	$239.9	$247.8	$491.8	$486.5
Gross profit	$6.6	$29.6	$5.7	$105.4
Net earnings (loss) attributable to equity holders of IAMGOLD	$(14.4)	$(26.2)	$(55.7)	$16.1
Net earnings (loss) attributable to equity holders ($/share)	$(0.03)	$(0.06)	$(0.12)	$0.03
Adjusted net earnings (loss) attributable to equity holders of IAMGOLD[1]	$(15.5)	$13.1	$(17.7)	$52.8
Adjusted net earnings (loss) attributable to equity holders ($/share)[1]	$(0.03)	$0.03	$(0.04)	$0.11
Net cash from operating activities	$40.6	$50.6	$48.7	$156.6
Net cash from operating activities before changes in working capital[1]	$42.8	$73.4	$75.9	$193.0
Key Operating Statistics
Gold sales – attributable (000s oz)	187	215	377	450
Gold production – attributable (000s oz)	198	214	383	443
Average realized gold price[1] ($/oz)	$1,314	$1,299	$1,311	$1,316
Cost of sales[2] ($/oz)	$941	$826	$952	$781
Total cash costs[1] ($/oz)	$896	$812	$890	$773
All-in sustaining costs[1] ($/oz)	$1,132	$1,077	$1,109	$1,012
Gold margin[1] ($/oz)	$419	$487	$421	$543

1	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of the MD&A.

2

Cost of sales, excluding depreciation, as disclosed in note 29 of the Company's consolidated interim financial statements is on an attributable ounce sold basis (excluding the non-controlling interests of 10% at Essakane and 5% at Rosebel) and does not include Joint Ventures which are accounted for on an equity basis.

SECOND QUARTER 2019 SUMMARY

Financial Performance

•

Revenues for the second quarter 2019 were $246.5 million, down $30.9 million or 11% from the same prior year period. The decrease was primarily due to lower sales volume at Essakane ($15.5 million), Rosebel ($11.5 million), and Westwood ($6.8 million), partially offset by a higher realized gold price ($3.1 million).

•

Cost of sales for the second quarter 2019 was $239.9 million, down $7.9 million or 3% from the same prior year period. The decrease was primarily due to lower depreciation expense ($8.6 million), partially offset by higher operating costs ($0.9 million). Operating costs were higher primarily due to lower capitalized stripping at Essakane and Rosebel, partially offset by labour reductions at Westwood and a stronger U.S. dollar relative to the euro and the Canadian dollar.

•

Depreciation expense for the second quarter 2019 was $63.7 million, down $8.6 million or 12% from the same prior year period. The decrease was primarily due to lower production and an increase in reserves at Essakane and Rosebel.

•

Income tax expense for the second quarter 2019 was $3.9 million, down $3.5 million from the same prior year period. Income tax expense for the second quarter 2019 comprised current income tax expense of $0.2 million (June 30, 2018 - $11.4 million) and deferred income tax expense of $3.7 million (June 30, 2018 - recovery of $4.0 million). The decrease in income tax expense was primarily due to changes to deferred income tax assets and liabilities, differences in the impact of fluctuations in foreign exchange, and differences in the level of taxable income in IAMGOLD's operating jurisdictions from one period to the next.

•

Net loss attributable to equity holders for the second quarter 2019 was $14.4 million, or $0.03 per share, compared to net loss of $26.2 million, or $0.06 per share in the same prior year period. The decrease in net loss was primarily due to higher interest income, derivatives and other investment gains (losses) ($16.8 million), lower foreign exchange gain (loss) ($12.1 million) and lower income tax expense ($3.5 million), partially offset by lower gross profit ($23.0 million).

•	Adjusted net loss attributable to equity holders[2] was $15.5 million, or $0.03 per share[2], compared to adjusted net earnings[2] of $13.1 million, or $0.03 per share[2] in the same prior year period.

•

Net cash from operating activities for the second quarter 2019 was $40.6 million, down $10.0 million from the same prior year period. The decrease was due to lower earnings after non-cash adjustments ($29.8 million), partially offset by lower movements in non-cash working capital items and non-current ore stockpiles ($20.3 million).

•

Net cash from operating activities before changes in working capital[2] for the second quarter 2019 was $42.8 million, down $30.6 million from the same prior year period. The decrease was primarily due to lower earnings after non-cash adjustments.

Financial Position

We ended the quarter in a strong financial position, with cash, cash equivalents, short-term investments primarily in money market funds and restricted cash were $688.5 million at June 30, 2019, down $69.5 million from December 31, 2018. The decrease was primarily due to spending on property, plant and equipment ($133.6 million), interest paid ($14.7 million) and an increase in restricted cash ($3.5 million), partially offset by cash generated from operating activities ($48.7 million), net proceeds received from the Equipment Loan ($23.0 million), interest received ($6.9 million) and other investing activities ($5.8 million).

Production and Costs

•

Attributable gold production, inclusive of joint venture operations, was 198,000 ounces for the second quarter 2019, down 16,000 ounces from the same prior year period. The decrease was primarily due to lower head grades at Essakane (9,000 ounces) and Westwood (7,000 ounces) and lower throughput and recoveries at Sadiola (2,000 ounces), partially offset by higher recoveries at Rosebel (2,000 ounces).

•

Attributable gold sales, inclusive of joint venture operations, were 187,000 ounces for the second quarter 2019, down 28,000 ounces from the same prior year period. The decrease was due to lower sales at Essakane (11,000 ounces), Rosebel (8,000 ounces), Westwood (6,000 ounces) and Sadiola (3,000 ounces).

•	Cost of sales[1] per ounce for the second quarter 2019 was $941, up 14% from the same prior year period primarily due to lower sales volumes in addition to the factors noted above.

•

Total cash costs[2] per ounce produced for the second quarter 2019 were $896, up 10% from the same prior year period primarily due to lower production volumes at Essakane and Westwood in addition to the factors noted above.

•

All-in sustaining costs[2] per ounce sold for the second quarter 2019 were $1,132, up 5% from the same prior year period. The increase was primarily due to higher cost of sales per ounce, partially offset by lower sustaining capital expenditures.

•

Included in total cash costs[2] and all-in sustaining costs[2] for the second quarter 2019 were realized derivative gains from hedging programs of $5 per ounce produced and sold, respectively (2018 - $14 and $15).

Commitment to Zero Harm Continues

The DART rate3, representing the frequency of all types of serious injuries across all sites and functional areas for the second quarter 2019 was 0.59, below IAMGOLD's target of 0.63. We continue the implementation of several initiatives, including a behaviour-based safety program, to ensure a safer work environment.

2019 Guidance

IAMGOLD Full Year Attributable Guidance[1,2]	Revised	Previous
Essakane (000s oz)	380 - 390	375 - 390
Rosebel (000s oz)	240 - 260	315 - 330
Westwood (000s oz)	95 - 105	100 - 120
Total owner-operated production (000s oz)	715 - 755	790 - 840
Sadiola Joint Venture (000s oz)	50 - 55	20 - 30
Total attributable production (000s oz)	765 - 810	810 - 870
Cost of sales[3] ($/oz)	$910 - $960	$790 - $840
Total cash costs[4] - owner-operator ($/oz)	$860 - $910	$765 - $815
Total cash costs[4,5] ($/oz)	$860 - $910	$765 - $815
All-in sustaining costs[4]- owner-operator ($/oz)	$1,100 - $1,140	$1,030 - $1,080
All-in sustaining costs[4,5] ($/oz)	$1,090 - $1,130	$1,030 - $1,080

1

The revised outlook is based on 2019 full year assumptions with an average realized gold price of $1,300 per ounce, U.S.$ / Canadian $ exchange rate of 1.33, € / U.S.$ exchange rate of 1.13 and average crude oil price of $63 per barrel.

2

The previous outlook was based on 2019 full year assumptions with an average realized gold price of $1,225 per ounce, U.S.$ / Canadian $ exchange rate of 1.30, € / U.S.$ exchange rate of 1.15 and average crude oil price of $62 per barrel.

3

Cost of sales, excluding depreciation, is on an attributable ounce sold basis (excluding the non-controlling interest of 10% at Essakane and 5% at Rosebel) and does not include the Sadiola Joint Venture which is accounted for on an equity basis.

4	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of the MD&A.
5	Consists of Essakane, Rosebel, Westwood and the Sadiola Joint Venture on an attributable basis.

GOLD PRODUCTION, COST OF SALES, TOTAL CASH COSTS AND ALL-IN SUSTAINING COSTS

We have lowered the range of our 2019 total attributable gold production guidance to 765,000 to 810,000 ounces from 810,000 to 870,000 ounces primarily due to lower production expected at Rosebel resulting from the temporary suspension of mining activities subsequent to the second quarter 2019 and lower grades realized in the first half of the year.

Gold production at Westwood is expected to continue improving progressively throughout the second half of 2019 compared to the first half, and is expected to be strongest in the fourth quarter.

Cost of sales per ounce sold guidance has been revised upwards to the range of $910 to $960 from $790 to $840 primarily due to higher waste volumes being classified as operational waste as opposed to capitalized stripping, and due to lower production volumes relative to the initial guidance.

Total cash cost2 per ounce produced guidance has been revised upwards to the range of $860 to $910 from $765 to $815 primarily due to a higher waste volumes being classified as operational waste as opposed to capitalized stripping.

All-in sustaining costs2 per ounce sold guidance has been revised upwards to the range of $1,090 to $1,130 from $1,030 to $1,080.

CAPITAL EXPENDITURES OUTLOOK

		Revised			Previous
($ millions)	Sustaining[1]	Non- sustaining (Development/ Expansion) [1]	Total	Sustaining[1]	Non-sustaining (Development/ Expansion) [1]	Total
Owner-operator
Essakane	$40	$70	$110	55	70	125
Rosebel	40	50	90	70	75	145
Westwood	15	20	35	15	30	45
	95	140	235	140	175	315
Corporate and development projects[2]	—	40	40	—	40	40
Total[3,4] (±5%)	$95	$180	$275	140	215	355

1

Sustaining capital includes capitalized stripping of $5 million for Essakane and $2 million for Rosebel. In accordance with the World Gold Council guidance on all-in sustaining costs, capitalized stripping of $35 million is included in non-sustaining capital for Essakane.

2	Includes estimated attributable capital expenditures for the Côté Gold Project (70%) for the first nine months of 2019.
3	Includes $14 million of capitalized exploration and evaluation expenditures. Refer to the Exploration section of the MD&A.
4	Excludes capitalized borrowing costs and $10 million of principal lease payments.

We have reduced our 2019 capital expenditure guidance by $80 million to $275 million (±5%). Sustaining and non-sustaining capital expenditures decreased by $45 million and $35 million, respectively. The $80 million decrease is due to timing of spend on the Saramacca Project ($25 million), reduction in sustaining capital expenditures at Rosebel primarily due to lower capitalized stripping ($30 million), timing of spend at Essakane ($15 million), and a decrease in non-sustaining capital at Westwood ($10 million).

ATTRIBUTABLE GOLD PRODUCTION AND COSTS

	Gold Production (000s oz)		Cost of Sales[1] ($ per ounce)		Total Cash Costs[2] ($ per ounce produced)		All-in Sustaining Costs[2] ($ per ounce sold)
Three months ended June 30,	2019	2018	2019	2018	2019	2018	2019	2018
Owner-operator
Essakane (90%)	88	97	$960	$771	$887	$728	$1,077	$1,003
Rosebel (95%)	72	70	944	862	915	842	1,116	1,035
Westwood (100%)[4]	24	31	869	924	849	929	990	1,129
Owner-operator[3]	184	198	$941	$826	$893	$799	$1,146	$1,086
Joint ventures	14	16			934	962	937	968
Total operations	198	214			$896	$812	$1,132	$1,077
Cost of sales[1] ($/oz)			$941	$826
Cash costs, excluding royalties					$837	$756
Royalties					59	56
Total cash costs[2]					$896	$812
All-in sustaining costs[2]							$1,132	$1,077

	Gold Production (000s oz)		Cost of Sales[1] ($ per ounce)		Total Cash Costs[2] ($ per ounce produced)		All-in Sustaining Costs[2] ($ per ounce sold)
Six months ended June 30,	2019	2018	2019	2018	2019	2018	2019	2018
Owner-operator
Essakane (90%)	178	206	$927	$739	$885	$695	$1,043	$956
Rosebel (95%)	140	135	916	831	908	836	1,089	976
Westwood (100%)[4]	39	71	1,165	808	853	809	1,078	984
Owner-operator[3]	357	412	$952	$781	$891	$761	$1,124	$1,017
Joint Ventures	26	31			882	933	889	947
Total operations	383	443			$890	$773	$1,109	$1,012
Cost of sales[1] ($/oz)			$952	$781
Cash costs, excluding royalties					$830	$715
Royalties					60	58
Total cash costs[2]					$890	$773
All-in sustaining costs[2]							$1,109	$1,012

1

Cost of sales, excluding depreciation, as disclosed in note 22 of the Company's consolidated interim financial statements is on an attributable ounce sold basis (excluding the non-controlling interests of 10% at Essakane and 5% at Rosebel) and does not include Joint Ventures which are accounted for on an equity basis.

2	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of the MD&A. Consists of Essakane, Rosebel, Westwood and the Joint Ventures on an attributable basis.
3	Owner-operator all-in sustaining costs include corporate general and administrative costs. Refer to all-in sustaining costs reconciliation on page 28.
4

Cost of sales per ounce sold for Westwood does not include the impact of normalization of costs for the three and six months ended June 30, 2019 of $nil and $30 per ounce (three and six months ended June 30, 2018 - $nil and $nil), respectively.

OPERATIONS ANALYSIS BY MINE SITE

Essakane Mine - Burkina Faso (IAMGOLD interest - 90%)

Attributable gold production for the second quarter 2019 was lower by 9% compared to the same prior year period primarily due to lower head grades. Ore feed for the second quarter 2019 was primarily sourced from lower grade zones relative to the higher grades realized in the same prior year period. Mill throughput was favourably impacted in the second quarter 2019 by higher mill availability due to the timing of mill maintenance. Optimization of oxygen distribution is ongoing at the oxygen plant, which was commissioned during the first quarter 2019. Once optimized, the oxygen plant is expected to increase recoveries by 0.5% through improved leach kinetics and to improve the efficiency of the circuit by reducing reagent consumption.

Material mined for the second quarter 2019 was higher compared to the same prior year period primarily due to an increase in the fleet size and improved equipment availability. Essakane commissioned an additional haul truck, loader and two excavators in the second quarter 2019. The new equipment received and commissioned has allowed for increased hauling capacity, improved equipment availability and reduced reliance on the contracted mining fleet. Ore mined for the second quarter 2019 was higher compared to the same prior year period primarily due to the mining and stockpiling of lower grade ore to support the construction of a proposed heap leach facility at the end of carbon-in-leach (“CIL”) operations, in addition to the items noted above.

The CIL and Heap Leach feasibility study at Essakane is progressing well and is expected to be completed in the third quarter 2019. The feasibility study is expected to support an investment in a mill de-bottlenecking project, which could increase CIL plant throughput by 6% to 11.7 million tonnes per annum at 100% hard rock, compared to the 2018 hard rock run rate of 11.0 million tonnes per annum. The CIL crushing circuit would be used for the heap leach process at the end of CIL operations.

Cost of sales per ounce sold and total cash costs per ounce produced for the second quarter 2019 were higher by 25% and 22%, respectively compared to the same prior year period primarily due to lower capitalized stripping in addition to the impact of lower sales and production volumes. Essakane also continued to face cost pressures with rising energy prices which were partially mitigated by the supply of energy from the solar plant and IAMGOLD's hedging program. Operating costs were higher primarily due to increased mining activity and the continued utilization of mining contractors, however a stronger U.S. dollar relative to the euro for the quarter helped to mitigate the impact of these cost pressures.

All-in sustaining costs per ounce sold for the second quarter 2019 were higher by 7% compared to the same prior year period primarily due to higher cost of sales per ounce, partially offset by lower sustaining capital expenditures. Included in total cash costs and all-in sustaining costs for the second quarter 2019 was the impact of realized derivative gains from hedging programs of $8 per ounce produced and sold, respectively (2018 - $22 and $24).

Sustaining capital expenditures for the second quarter 2019 of $10.4 million included capital spares of $2.1 million, capitalized stripping of $2.0 million, mobile equipment of $1.5 million, resource development of $0.8 million, power generator overhaul of $0.4 million, and various other sustaining capital expenditures of $3.6 million. Non-sustaining capital expenditures of $16.6 million included capitalized stripping of $8.1 million, tailings liners and dams of $5.0 million, mobile equipment of $2.2 million, and CIL optimization feasibility study of $1.3 million.

Outlook

Essakane's 2019 attributable gold production guidance has been narrowed to the range of 380,000 to 390,000 ounces from 375,000 to 390,000 ounces. Capital expenditures are expected to be lower at $110 million compared to $125 million in the previous guidance primarily due to timing of spend. Sustaining capital expenditures are expected to be $40 million and non-sustaining capital expenditures are expected to be $70 million.

Rosebel Mine - Suriname (IAMGOLD interest - 95%)

Attributable gold production for the second quarter 2019 was higher by 3% compared to the same prior year period primarily due to higher recoveries. The carbon-in-column plant, which became fully operational in the first quarter 2019, continued to have a favourable impact on recoveries with an additional 2,100 ounces recovered from tailings in the quarter, bringing year-to-date tailings recoveries to 4,300 ounces. The plant has been installed between the two existing ponds at the Rosebel tailings management facility and will be used to passively treat tailings decant water to recover residual gold that is present in the solution. The plant is currently on track to exceed the minimum expected recovery of 5,000 ounces annually at a marginal operating cost of approximately $35 per ounce to cover additional power and elution costs.

Development work on Saramacca continued to progress as pit clearing and the construction of essential infrastructure commenced during the quarter. Pre-stripping activities are also underway with mining and stockpiling expected to begin in the third quarter 2019. Haul road construction has substantially progressed from the Rosebel concession across the Mindrinetti Creek and design optimization continued on the final section of the haul road towards the Saramacca mine site. In addition, deliveries for the hauling fleet from orders placed in 2018 commenced in the second quarter 2019 as two haul trucks and three graders were received and commissioned, with additional units expected to arrive in the coming months. Technical and engineering studies also continued during the quarter, including pit slope design improvements, metallurgical testing to further optimize recoveries and site infrastructure engineering.

Rosebel is also conducting a scoping study to evaluate the underground mining potential of Saramacca which could substantially reduce waste stripping costs. Saprolite mining in the initial years is expected to continue as planned with future potential for underground mining once hard rock is reached. Diamond drilling to support this study and work to continue defining the mineral resource is ongoing. Subsequent to the quarter, we reported initial drilling results testing the underground mining potential of our Saramacca deposit. Drilling highlights included 21.0 metres grading 6.05 g/t Au including 10.5 metres grading 9.72 g/t Au, 22.7 metres grading 8.54 g/t Au including 9.0 metres grading 15.23 g/t Au, and 24.0 metres grading 9.67 g/t Au including 6.0 metres grading 26.41 g/t Au (see news release dated August 7, 2019).

Cost of sales per ounce sold and total cash costs per ounce produced for the second quarter 2019 were higher by 10% and 9%, respectively, compared to the same prior year period. Rosebel continued to face maintenance cost pressures and will focus on improving preventative maintenance practices. In addition, local labour costs increased following the finalization of the Collective Labour Agreement in the third quarter 2018. Lower capitalized waste stripping due to mine sequencing also contributed to higher costs.

All-in sustaining costs per ounce sold for the second quarter 2019 were higher by 8% compared to the same prior year period primarily due to higher cost of sales per ounce, partially offset by lower sustaining capital expenditures. Included in total cash costs and all-in sustaining costs for the second quarter 2019 was the impact of realized derivative gains from hedging programs of $4 per ounce produced and sold, respectively (2018 - $11 and $11).

Sustaining capital expenditures for the second quarter 2019 of $9.8 million included capital spares of $3.5 million, mill equipment of $1.8 million, mobile equipment of $0.7 million, tailings dam of $0.5 million, and various other sustaining capital expenditures of $3.3 million. Non-sustaining capital expenditures for the second quarter 2019 of $9.6 million related to the Saramacca Project.

Outlook

Rosebel's 2019 attributable gold production guidance has been lowered to the range of 240,000 to 260,000 ounces from 315,000 to 330,000 ounces, reflecting the temporary suspension of mining activities subsequent to the second quarter 2019 and lower grades realized in the first half of the year. Capital expenditures are expected to be $90 million, comprising $40 million of sustaining and $50 million of non-sustaining capital expenditures. The sustaining capital expenditure guidance was lowered by $30 million primarily due to lower volumes of capitalized stripping as a result of mine sequencing. The non-sustaining capital expenditure guidance reflects a decrease of $25 million due to timing of spend on the haul road construction and the deferral of non-critical infrastructure, such as the maintenance workshop and on-site camp construction, into 2020.

Westwood Mine - Canada (IAMGOLD interest - 100%)

Gold production for the second quarter 2019 was lower by 23% compared to the same prior year period primarily due to lower throughput, as the prior year period reflected the processing of a greater proportion of marginal ore stockpiles to leverage available mill capacity, which led to a lower head grade. Head grade, excluding this marginal ore for the second quarter 2019 was 5.44 g/t (2018 - 6.26 g/t). The mine continues to assess and adjust stope sequences to address the increased seismic activity in localized areas in the fourth quarter 2018. As a result, mine production activities are limited on the affected levels until a risk mitigation plan for the areas can be formalized. Mining has been expanded in unaffected areas which contain lower grade stopes.

The risk of seismicity varies according to the geometry of the openings and mining sequence. To manage this, we are studying various design approaches to Westwood with a preliminary life of mine plan update expected in the fourth quarter 2019, followed by a NI 43-101 compliant plan in the first half of 2020. In addition, we continue to adjust mining methods, ground support and safety protocols to address seismic activity, with the commissioning of additional equipment capable of operating remotely in challenging areas. To ensure that mining is both safe and profitable, we expect that the steady state production level for the mine may be lower than prior ramp-up target levels.

Despite heading closures in respect of seismic protocol, underground development continued at planned rates in the second quarter 2019 to open up access to new mining areas with lateral development of approximately 1,900 metres, averaging 21 metres per day. To aid in the continuation of underground development while respecting safety protocols in place for mining in areas where seismicity is present, three units of bolting equipment received in 2018 which are designed to manage seismic exposure were commissioned during the first quarter 2019 and training is ongoing. Infrastructure development continued in future development blocks at lower levels.

Cost of sales per ounce sold and total cash costs per ounce produced for the second quarter 2019 were lower by 6% and 9%, respectively, compared to the same prior year period primarily due to a reduction in labour costs. At the end of the first quarter 2019, we announced a 32% reduction in the mine workforce due to the current stage of mine development and to realign costs with reduced production levels.

All-in sustaining costs per ounce sold for the second quarter 2019 were lower by 12% compared to the same prior year period primarily due to lower sustaining capital expenditures and lower cost of sales per ounce. Included in total cash costs and all-in sustaining costs for the second quarter 2019 was the impact of realized derivative gains from currency hedging programs of $nil per ounce produced and sold, respectively (2018 - $7 and $9).

During the first quarter 2019, Westwood normalized costs attributed to inventory in accordance with International Financial Reporting Standards, following increased seismic activity in December 2018. Normalization of these costs ended at the onset of the second quarter 2019 when Westwood reached normal production levels.

Sustaining capital expenditures for the second quarter 2019 of $2.9 million included deferred development of $2.0 million, underground equipment of $0.7 million, and underground construction of $0.2 million. Non-sustaining capital expenditures for the second quarter 2019 of $4.4 million included deferred development of $2.9 million, development drilling of $0.8 million and underground construction of $0.7 million.

Outlook

Westwood’s gold production guidance has been lowered to the range of 95,000 to 105,000 ounces from 100,000 to 120,000 ounces. This reflects the steady progression of mining and development activities towards higher-grade zones, while respecting safety protocols for areas where seismicity is present. Capital expenditures are expected to be $35 million, comprising $15 million of sustaining and $20 million of non-sustaining capital expenditures. The non-sustaining capital expenditure guidance decreased by $10 million reflecting the rationalization of the 2019 capital program in response to the abnormal levels of production in the first quarter 2019.

Sadiola Mine - Mali (IAMGOLD interest - 41%)

Attributable gold production for the second quarter 2019 was lower by 13% compared to the same prior year period primarily due to lower throughput. Total cash costs per ounce produced and all-in sustaining costs per ounce sold for the second quarter 2019 were lower compared to the same prior year period as a result of continued labour reductions and a greater utilization of marginal stockpiles following the cessation of mining activity in the second quarter 2018.

An agreement with the Government of Mali, on terms for investment in the Sadiola Sulphide Project, must be reached in order to prevent the operation from entering a phase of suspended exploitation (care and maintenance), once processing of the ore stockpiles is complete. Processing of the ore stockpiles is expected to be completed in the fourth quarter 2019. While this agreement has not yet been reached, IAMGOLD and AngloGold Ashanti, who collectively own an 82% interest in Sadiola, have initiated a process to identify third parties that may be interested in acquiring their collective interest in Sadiola. The process is ongoing and there is no certainty of its outcome.

Yatela Mine - Mali (IAMGOLD interest - 40%)

On February 14, 2019, Sadiola Exploration Limited (“SADEX”), a subsidiary jointly held by IAMGOLD and AngloGold Ashanti Limited, entered into a share purchase agreement with the Government of Mali, whereby SADEX agreed to sell to the Government of Mali its 80% participation in Société d’Exploitation des Mines d’Or de Yatela (“Yatela”), for a consideration of $1. The transaction remains subject to the fulfillment of a number of conditions precedent, among which the adoption of two laws, confirming the change of status of Yatela to a State Entity, and also the creation of a dedicated state agency, notably in charge of mine rehabilitation and closure. As part of the transaction, and upon its completion, SADEX will make a one-time payment of approximately $18.5 million to the said state agency, in an amount corresponding to the estimated costs of completing the rehabilitation and closure of the Yatela mine, and also financing certain outstanding social programs. Upon completion and this payment being made, SADEX and its affiliated companies will be released of all obligations relating to the Yatela mine including those relating to rehabilitation, mine closure and the financing of social programs.

DEVELOPMENT PROJECTS

Côté Gold Project, Canada

The Côté Gold Project is a 70:30 joint venture between the operator IAMGOLD and Sumitomo Metal Mining Co., Ltd. ("SMM").

In January 2019, we announced a deferral of the decision to proceed with the construction of the Côté Gold Project (see news release dated January 28, 2019).

During the second quarter 2019, de-risking activities continued at the Côté Gold Project, within capital expenditure guidance, pending a future development decision. Activities included tree cutting and clearing over 173 hectares of ground where mining and key infrastructure have been proposed. Project engineering is now approximately 35% complete. De-risking activities also included geotechnical evaluation and modelling of the proposed tailings management facility, the completion of approximately 4,800 metres of additional definition drilling to improve the resource block model, advancing project permitting, developing the operational context of mine automation, and general mine design improvements. Negotiations were also successfully concluded resulting in the execution of an Impacts and Benefits Agreement with the Matagami and Flying Post First Nations.

In addition, we completed 405 metres of exploration diamond drilling during the second quarter 2019, concluding its planned program totaling approximately 4,900 metres. The program was designed to evaluate the new Gosselin Zone discovery, located approximately 1.5 kilometres northeast of the Côté Gold deposit (see new release dated March 26, 2019), testing both for extensions of mineralization at shallow depth as well as evaluate the continuity of mineralization between the Gosselin and Young-Shannon zones. The results will be used to guide future drilling programs with an objective of evaluating the resource potential of this new discovery. Subsequent to the quarter, we reported assay results from the drilling program, which included the following highlights: 342.5 metres grading 0.98 g/t Au; 412.0 metres grading 1.28.0 g/t Au (see news release dated July 30, 2019).

Boto - Senegal

During the second quarter 2019, we continued to optimize the design elements of the Boto Gold Project development, maintained stakeholder engagement, and completed approximately 13,500 metres of diamond and reverse circulation ("RC") drilling. The drilling program included further resource delineation and evaluation of potential resource expansions adjacent to the Malikoundi design pit, as well as condemnation drilling of proposed infrastructure sites. We also continued to advance its application for a mining concession with the government of Senegal, with approval expected in the second half of 2019.

EXPLORATION

We were active at brownfield and greenfield exploration projects in select countries located in West Africa and the Americas.

In the second quarter 2019, expenditures for exploration and project studies totaled $14.8 million compared to $21.9 million in the same prior year period, of which $10.6 million was expensed and $4.2 million was capitalized. IAMGOLD's accounting policy is to expense exploration costs and capitalize costs of evaluating the technical feasibility and commercial viability of extracting a mineral resource, including those on or adjacent to existing mine sites. The decrease of $7.1 million in total exploration expenditures compared to the same prior year period primarily reflects decreased spending on feasibility and other studies and decreased activities related to near-mine and brownfield programs. Drilling activities on active projects and mine sites totaled approximately 83,900 metres for the second quarter 2019.

OUTLOOK

In support of our commitment to a self-funding model, we revised our 2019 exploration expe

($ millions)	Capitalized[1]	Expensed	Total
Exploration projects - greenfield	$—	$27	$27
Exploration projects - brownfield[2]	14	8	22
	$14	$35	$49

nditure guidance from $60 million to $49 million, excluding project studies. As a result, the 2019 resource development and exploration program is expected to be reduced from 250,000 to 275,000 metres to between approximately 215,000 to 235,000 metres of diamond and RC drilling.

1	The 2019 planned spending for capitalized expenditures of $14 million is included in the Company's capital spending guidance of $275 million (±5%).
2	Exploration projects - brownfield include planned near-mine exploration and resource development of $12 million.

BROWNFIELD EXPLORATION PROJECTS

Our mine and regional exploration teams continued to conduct systematic brownfield exploration and resource development work during the second quarter 2019 at the Essakane, Rosebel and Westwood operations.

Essakane, Burkina Faso

During the second quarter 2019, drilling programs commenced with a primary focus on resource expansion and conversion in an effort to replace depletion from mining activities in 2019 at the Essakane Main Zone (“EMZ”), as well as to evaluate the resource potential of soft oxide mineralization southeast of the EMZ and at the Tassiri satellite prospect. Approximately 8,100 metres of diamond and RC drilling were completed in the second quarter.

Rosebel, Suriname

The near-mine and regional exploration programs continue to focus on evaluating potential resource expansions and exploration targets in the vicinity of existing operations. During the second quarter 2019, approximately 11,800 metres of diamond and RC drilling were completed. The drilling program targeted the continuation of mineralization along strike of the Saramacca deposit, extensions at depth below the Saramacca reserve pit design which may have potential to support an underground mining scenario, as well as infill drilling at the Rosebel, J Zone and Pay Caro pits.

Westwood, Canada

During the second quarter 2019, underground excavation totaled 1,864 metres of lateral development. In addition, approximately 17,420 metres of resource development diamond drilling and 1,923 metres for service holes were completed during the quarter. The diamond drilling program continues to focus on infilling known zones to upgrade existing inferred mineral resources and advance resource definition in areas to be mined.

GREENFIELD EXPLORATION PROJECTS

In addition to the near-mine and brownfield exploration programs described above, we conducted active exploration and drilling programs on a number of early to advanced stage greenfield exploration projects during the second quarter 2019. Highlights included:

Joint Venture Projects

Following are the highlights for our joint venture exploration projects. The agreements are typically structured in a way that gives us the option of increasing our ownership interest over time, with the decision dependent upon the exploration results as time progresses.

Monster Lake - Canada (Option Agreement with TomaGold Corporation)

During the second quarter 2019, approximately 2,250 metres of diamond drilling were completed, concluding the 5,300 metre planned drilling program. The objective of the program was to discover additional zones of mineralization with potential to increase total mineral resources on the property. Subsequent to the quarter, we reported assay results from the drilling program, which included the following highlights: 0.8 metres grading 357.0 g/t Au; 0.5 metres grading 133.0 g/t Au (see news release dated July 23, 2019).

Nelligan - Canada (Option Agreement with Vanstar Mining Resources Inc.)

During the second quarter 2019, we completed its planned diamond drilling program designed to infill and further test continuity of mineralization associated with the Renard Zone. An additional 4,700 metres of drilling were completed during the quarter for a total program of approximately 17,500 metres. We also announced initial assay results from the 2019 drilling program which continued to intersect wide zones of alteration and associated mineralization. Drilling highlights included: 37.43 metres grading 1.32 g/t Au and 73.0 metres grading 1.09 g/t Au; 16.7 metres grading 4.04 g/t Au and 28.42 metres grading 2.11 g/t Au (see news release dated May 30, 2019). The drilling results, together with ongoing geological, geochemical and structural studies, will be used to complete an initial NI 43-101 compliant resource estimate expected in the second half of 2019.

Rouyn - Canada (Option Agreement with Yorbeau Resources Inc.)

During the second quarter 2019, approximately 1,200 metres of diamond drilling were completed as part of an approximately 13,400 metre delineation drilling program to evaluate the resource potential of the Lac Gamble zone. Initial assay results from the drilling program were reported, with highlights including: 7.75 metres grading 11.02 g/t Au, 10.6 metres grading 8.21 g/t Au and 29.7 metres grading 8.96 g/t Au, including 11.1 metres grading 17.49 g/t Au (see news releases dated May 23 and June 12, 2019). Subsequent to the quarter, we reported assay results from the drilling program, which included the following highlights: 9.7 metres grading 6.64 g/t Au; 23.4 metres grading 6.08 g/t Au, including 8.1 metres grading 13.25 g/t Au; 10.05 metres grading 6.59 g/t Au (see news release dated July 31, 2019).

The assay results will be used to initiate the development of a deposit model to support a future initial resource estimation.

End Notes (excluding tables)

1

Cost of sales, excluding depreciation, as disclosed in note 29 of the Company's consolidated interim financial statements is on an attributable ounce sold basis (excluding the non-controlling interests of 10% at Essakane and 5% at Rosebel) and does not include Joint Ventures which are accounted for on an equity basis.

2	This is a non-GAAP measure. Refer to the reconciliation in the non-GAAP performance measures section of the MD&A.

3	The DART refers to the number of days away, restricted duty or job transfer incidents that occur per 100 employees.

CONFERENCE CALL

A conference call will be held on Thursday, August 8, 2019 at 8:30 a.m. (Eastern Standard Time) for a discussion with management regarding IAMGOLD's 2019 second quarter operating performance and financial results. A webcast of the conference call will be available through IAMGOLD's website - www.iamgold.com.

Conference Call Information: North America Toll-Free: 1-800-319-4610 or International Number: 1-604-638-5340.

A replay of this conference call will be accessible for one month following the call by dialing: North America toll-free: 1-800-319-6413 or International Number: 1-604-638-9010, passcode: 3393#.

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

All information included in this news release, including any information as to the Company’s future financial or operating performance, and other statements that express management’s expectations or estimates of future performance, other than statements of historical fact, constitute forward-looking information or forward-looking statements and are based on expectations, estimates and projections as of the date of this news release. For example, forward-looking statements contained in this news release are found under, but are not limited to being included under, the headings "Upcoming Growth Catalysts", “Second Quarter 2019 Summary”, "2019 Guidance", "Development Projects", and "Exploration", and include, without limitation, statements with respect to: the Company’s guidance for production, cost of sales, total cash costs, all-in sustaining costs, depreciation expense, effective tax rate, capital expenditures, operations outlook, development and expansion projects, exploration, the future price of gold, the estimation of mineral reserves and mineral resources, the realization of mineral reserve and mineral resource estimates, the timing and amount of estimated future production, costs of production, permitting timelines, currency fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage. Forward-looking statements are provided for the purpose of providing information about management’s current expectations and plans relating to the future. Forward-looking statements are generally identifiable by, but are not limited to, the use of the words “may”, “will”, “should”, “continue”, “expect”, "budget", "forecast", “anticipate”, “estimate”, “believe”, “intend”, “plan”, "schedule", “guidance”, “outlook”, “potential”, “seek”, “targets”, “strategy” or “project” or the negative of these words or other variations on these words or comparable terminology. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies and, as such, undue reliance must not be placed on them. The Company cautions the reader that reliance on such forward-looking statements involve risks, uncertainties and other factors that may cause the actual financial results, performance or achievements of IAMGOLD to be materially different from the Company’s estimated future results, performance or achievements expressed or implied by those forward-looking statements. Forward-looking statements are in no way guarantees of future performance. These risks, uncertainties and other factors include, but are not limited to, changes in the global prices for gold, copper, silver or certain other commodities (such as diesel and electricity); changes in U.S. dollar and other currency exchange rates, interest rates or gold lease rates; risks arising from holding derivative instruments; the level of liquidity and capital resources; access to capital markets, and financing; mining tax regimes; ability to successfully integrate acquired assets; legislative, political or economic developments in the jurisdictions in which the Company carries on business; operating or technical difficulties in connection with mining or development activities including geotechnical difficulties and seismicity; laws and regulations governing the protection of the environment; employee relations; availability and increasing costs associated with mining inputs and labour, negotiations with respect to new, reasonable collective labour agreements may not be successful which could lead to a strike or work stoppage in the future, and any such strike or work stoppage could have a material adverse effect on the Company's earnings and financial condition; the speculative nature of exploration and development, including the risks of diminishing quantities or grades of reserves; adverse changes in the Company’s credit rating; contests over title to properties, particularly title to undeveloped properties; the ability to deliver gold as required under forward gold sale arrangements; the rights of counterparties to terminate forward gold sale arrangements in certain circumstances, the inability to participate in any gold price increase above the cap in any collar transaction entered into in conjunction with a forward gold sale arrangement, such as the collar entered into in conjunction with the gold sold forward in January of 2019; and the risks involved in the exploration, development and mining business. The Compan y is also subject to litigation and legal and political risks. Risks and unknowns inherent in IAMGOLD's operations and projects include the inaccuracy of estimated reserves and resources, metallurgical recoveries, capital and operating costs, and the future price of gold. Exploration and development projects have no operating history upon which to base estimates of future cash flows. The capital expenditures and time required to develop new mines or other projects are considerable, and changes in costs or construction schedules can affect project economics. Actual costs and economic returns may differ materially from IAMGOLD’s estimates or IAMGOLD could fail to obtain the governmental approvals necessary for the continued development or operation of a project.

For a comprehensive discussion of the risks faced by the Company, and which may cause the actual financial results, operating performance or achievements of IAMGOLD to be materially different from the Company’s estimated future results, operating performance or achievements expressed or implied by forward-looking information or forward-looking statements, please refer to the Company’s latest Annual Information Form (“AIF”), filed with Canadian securities regulatory authorities, at www.sedar.com, and filed under Form 40-F with the United States Securities Exchange Commission, at www.sec.gov/edgar.shtml. The risks described in the AIF (filed and viewable on www.sedar.com and www.sec.gov/edgar.shtml, and available upon request from the Company) are hereby incorporated by reference into this news release.

The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise except as required by applicable law.

Qualified Person Information

The technical information relating to exploration activities disclosed in this news release was prepared under the supervision of, and reviewed and verified by, Craig MacDougall, P.Geo., Senior Vice President, Exploration, IAMGOLD. Mr. MacDougall is a Qualified Person as defined by National Instrument 43-101.

About IAMGOLD

IAMGOLD (www.iamgold.com) is a mid-tier mining company with four operating gold mines on three continents. A solid base of strategic assets in North and South America and West Africa is complemented by development and exploration projects and continued assessment of accretive acquisition opportunities. IAMGOLD is in a strong financial position with extensive management and operational expertise.

For further information please contact:

Indi Gopinathan, Investor Relations Lead, IAMGOLD Corporation
Tel: (416) 360-4743 Mobile: (416) 388-6883

Martin Dumont, Senior Analyst, Investor Relations, IAMGOLD Corporation
Tel: (416) 933-5783 Mobile: (647) 967-9942

Toll-free: 1-888-464-9999 info@iamgold.com

Please note:

This entire news release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through Newsfile's website at www.newsfilecorp.com. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

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